1933 ACT FILE NO.:  333-121984
                                                   1940 ACT FILE NO.:  811-21056

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:       ADVISOR'S DISCIPLINED TRUST 27

B.  Name of depositor:         FIXED INCOME SECURITIES, L.P.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado  80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            Craig Fidler                         Mark J. Kneedy
     FIXED INCOME SECURITIES, L.P.           CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[x] Check box if it is proposed that this filing will become effective on January 20, 2005 at 2:00 p.m pursuant to Rule 487.

-------------------------------------------------------------------------------

NEW YORK TAX EXEMPT BOND PORTFOLIO, SERIES 1

(ADVISOR'S DISCIPLINED TRUST 27)




                            A portfolio of long-term
                        municipal bonds seeking interest
                         income exempt from federal and
                         New York income tax and capital
                                  preservation








                                   PROSPECTUS

                                JANUARY 20, 2005




        [LOGO]
                                        As with any investment, the Securities
       ADVISOR'S                        and Exchange Commission has not approved
   ASSET MANAGEMENT                     or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
  A DIVISION OF FIXED                   this prospectus.  Any contrary
INCOME SECURITIES, L.P.                 representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide interest income exempt from federal and New York personal income tax and to provide capital preservation.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide interest income exempt from federal and New York personal income tax and to provide capital preservation by investing in a portfolio primarily consisting of long-term investment grade municipal bonds. In selecting bonds, we<FN1>* considered the following factors, among others:

* the Standard & Poor's rating of the bonds was not less than A- or the Moody's Investor Service rating of the bonds was not less than A3 at trust inception;

* the prices of the bonds relative to other bonds of comparable quality and maturity; and

*  diversification of bonds as to purpose of issue and location of issuer.

  The portfolio consists of debt obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is excludable from gross income for United States federal personal income tax purposes under existing law in the opinion of recognized bond counsel to the issuer of the bonds. The portfolio generally may consist of bonds maturing more than 10 years from the trust's inception date. The trust portfolio is structured to have a dollar-weighted average maturity between 20 and 30 years as of the inception of the trust. The trust does not include bonds subject to the federal alternative minimum tax for individuals.

  Units are available only to residents of New York, Connecticut, Florida and New Jersey.

                                PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

*  BOND PRICES WILL FLUCTUATE.  The value of your investment may fall over time.

* THE VALUE OF THE BONDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* A BOND ISSUER OR INSURER MAY BE UNABLE TO MAKE INTEREST AND/OR PRINCIPAL PAYMENT IN THE FUTURE.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* A BOND ISSUER MIGHT PREPAY OR "CALL" A BOND BEFORE ITS STATED MATURITY. If this happens, the trust will distribute the principal to you but future interest distributions will fall. A bond's call price could be less than the price the trust paid for the bond. If enough bonds are called, the trust could terminate earlier than expected.

* BECAUSE THE TRUST IS CONCENTRATED IN BONDS OF ISSUERS LOCATED IN NEW YORK, THERE MAY BE MORE RISK THAN IF THE BONDS WERE ISSUED BY ISSUERS LOCATED IN SEVERAL STATES. The financial condition of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of units.

* THE TRUST MAY CONCENTRATE IN BONDS OF A PARTICULAR TYPE OF ISSUER. This makes the trust less diversified and subject to greater risk than a more diversified portfolio. The types of bond in the portfolio are listed under "Types of Bonds" on page 5.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and may continue to buy, the same bonds even if the market value declines.


--------------------
<FN1>* "FIS," "we" and related terms mean Fixed Income Securities, L.P., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in a variety of New York tax-exempt municipal bonds in a single investment.

  * the potential to receive monthly distributions of income exempt from federal and New York income tax.

  *  capital preservation potential.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in municipal bonds.

  *  want capital appreciation.


          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          PRINCIPAL AMOUNT OF
          SECURITIES PER UNIT AT INCEPTION*                   $10.0000

          PUBLIC OFFERING PRICE PER UNIT AT INCEPTION*        $10.7526

          INCEPTION DATE                              January 20, 2005

          ESTIMATED CURRENT RETURN*                              4.29%
          ESTIMATED LONG-TERM RETURN*                            4.07%

          ESTIMATED NET ANNUAL INTEREST
          INCOME PER UNIT*                                     $0.4611

          ESTIMATED INITIAL DISTRIBUTION PER UNIT*             $0.0256

          ESTIMATED NORMAL MONTHLY
          DISTRIBUTION PER UNIT*                               $0.0384

          WEIGHTED AVERAGE MATURITY OF SECURITIES*        28.629 years

          DISTRIBUTION DATES                    Last day of each month
          RECORD DATES                          15th day of each month

          INITIAL DISTRIBUTION DATE                  February 28, 2005
          INITIAL RECORD DATE                        February 15, 2005

          CUSIP NUMBER                                       007582356

          TICKER SYMBOL                                         ADTNAX

          MINIMUM INVESTMENT                                 100 units

          * as of January 19, 2005 and may vary thereafter.

          ------------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on the initial unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Maximum sales fee                   4.950%          $53.23
                                   =======         =======

ORGANIZATION COSTS                  0.279%           $3.00
                                   =======         =======

                                  AS A % OF        AMOUNT
ANNUAL                               NET          PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.125%           $1.27
Supervisory, evaluation
  and administration fees           0.098             1.00
                                   -------         -------
Total                               0.223%           $2.27
                                   =======         =======


                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year            $544
          3 year            $587
          5 year            $634
          10 years          $771

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     3

NEW YORK TAX-EXEMPT BOND PORTFOLIO, SERIES 1
PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT, JANUARY 20, 2005


                                                                                                                         COST OF
  PRINCIPAL         NAME OF ISSUER, INTEREST RATE                           S&P        MOODY'S       REDEMPTION         SECURITIES
   AMOUNT              AND MATURITY DATE(1)                              RATINGS(2)  RATINGS(2)       FEATURE(3)        TO TRUST(4)
-----------------------------------------------------------------------------------------------------------------------------------



  $500,000    Triborough Bridge and Tunnel Authority, New York,                                   11/15/2012 @ 100
              Revenue Bonds, Refunding Series B, 5.00%, 11/15/2032           AA-         Aa3      11/15/2030 @ 100 S.F.    $515,940

  $500,000    New York City, New York Municipal Water Finance Authority,
              Water and Sewer System Revenue Bonds, Series B,
              5.00%, 6/15/2036                                               AA+         Aa2      12/15/2014 @ 100         $518,140

  $700,000    New York City, New York General Obligation Bonds, Series D,                          11/1/2014 @ 100
              5.00%, 11/1/2034                                                A           A2       11/1/2029 @ 100 S.F.    $718,459

  $500,000    New York State Dormitory Authority Revenue Bonds, State                              3/15/2014 @ 100
              Personal Income Tax (MBIA), 4.50%, 3/15/2034 (6)               AAA         Aaa       3/15/2025 @ 100 S.F.    $498,365

  $500,000    Port Authority of New York and New Jersey, Consolidated
              135th Series, Revenue Bonds, 4.50%, 9/15/2031 (6)              AA-          A1       3/15/2014 @ 101         $496,140

  $700,000    New York City, New York Transitional Finance Authority                                2/1/2014 @ 100
              Future Tax Revenue Bonds, Series C, 5.00%, 2/1/2033            AA+         Aa2        2/1/2029 @ 100 S.F.    $723,611

  $200,000    New York City, New York General Obligation Bonds, Series G,                          12/1/2014 @ 100
              4.75%, 12/1/2034 (6)                                            A           A2       12/1/2033 @ 100 S.F.    $201,556

  $400,000    New York City, New York Municipal Water Finance Authority,
              Water and Sewer System Revenue Bonds, Series A, (FGIC)                               6/15/2008 @ 101
              4.75%, 6/15/2031 (6)                                           AAA         Aaa       6/15/2030 @ 100 S.F.    $403,924


------------                                                                                                            -----------
$4,000,000                                                                                                               $4,076,135
============                                                                                                            ===========








                            See "Notes to Portfolio"


4     Investment Summary

Notes to Portfolio

(1) The securities are represented by contracts to purchase such securities the performance of which is secured by an irrevocable letter of credit. Contracts to acquire the securities were entered into during the period from January 12, 2005 to January 14, 2005 and have expected settlement dates from January 14, 2005 to January 20, 2005.

(2) "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Securities Ratings" in the Information Supplement described under "Understanding Your Investment-Additional Information".

(3) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

(4) The cost of each security is based on the current offering side evaluation as of the close of the New York Stock Exchange on the business day prior to the trust's inception date. During the initial offering period, evaluations of securities are made on the basis of current offering side evaluations of the securities. The aggregate offering price is greater than the aggregate bid price of the securities, which is the basis on which redemption prices will be determined for purposes of redemption of units after the initial offering period. The cost of the securities to the sponsor and the sponsor's profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $4,051,755 and $24,380, respectively.

(5) Any bond marked with this note has been purchased on a "when, as and if issued" or "delayed delivery" basis. Delivery of these bonds is expected to take place at various dates after the first settlement date of the trust, which is normally three business days following the trust's inception date. Interest on these bonds begins accruing to the benefit of unitholders on the related delivery dates for the bonds.

(6) Any bond marked with this note was issued at an original issue discount. Tax issues related to these bonds are described under "Understanding Your Investment-Taxes".




                                                        Investment Summary     5

                                 TYPES OF BONDS

  The following table shows the types of bonds included in the portfolio as of the trust's inception. For additional information about each of these issuer types, see "Understanding Your Investment-Investment Risks".


                                PERCENT OF
                             PRINCIPAL AMOUNT
  TYPE ISSUER                    OF BONDS
  -------------------------------------------

  General Obligation              22.50%
  Revenue Bonds:
    Education                     12.50
    Water and Sewer               22.50
    Transportation                25.00
    Public Works                  17.50
                                ---------
                                 100.00%
                                =========


                               LOCATION OF ISSUERS

  The following table shows the states or territories in which the issuers of the bonds are located as of the trust's inception.


                                PERCENT OF
     STATE                   PRINCIPAL AMOUNT
  OR TERRITORY                   OF BONDS
  -------------------------------------------

    New York                     100.00%
                                =========


                             INSURANCE ON THE BONDS

  The following table shows the insurance companies that provide insurance as of the trust's inception, if any. For additional information about bond insurance, see "Understanding Your Investment-Bond Insurance".


                                         PERCENT OF
                                      PRINCIPAL AMOUNT
  INSURANCE COMPANY                       OF BONDS
  ----------------------------------------------------

  Financial Guaranty Insurance
    Company (FGIC)                          10.00
  MBIA                                      12.50
                                         ---------
                                            22.50%
                                         =========



6     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMUNITTRUST.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  cash to pay organization costs plus

  *  the sales fee plus

  *  accrued interest, if any.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." We must receive your order to buy units prior to the close of regular trading on the New York Stock Exchange (normally 4:00Ep.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  Organization Costs. During the initial offering period, part of the value of the units represents an amount of cash deposited to pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  Accrued Interest. Accrued interest represents unpaid interest on a security from the last day it paid interest. Interest on the securities is generally paid semi-annually, although the trust accrues such interest daily. Because the trust always has an amount of interest earned but not yet collected, the public offering price of units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next distribution date. In addition, if you sell or redeem your units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your units.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open.

  Pricing the Securities. We generally determine the value of securities during the initial offering period based on the aggregate offering side evaluations of the securities determined (a) on the basis of current offering prices of the securities, (b) if offering prices are not available for any particular security, on the basis of current offering prices for comparable securities, (c) by determining the value of securities on the offer side of the market by appraisal, or (d) by any combination of the above. After the initial offering period ends, we generally determine the value of the securities as described in the preceding sentence based on the bid side evaluations rather than the offering side evaluations. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors


                                             Understanding Your Investment     7
in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the securities.

  CapeLogic, Inc., an independent pricing service, determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "sales fee." The maximum sales fee equals 4.95% of the public offering price per unit at the time of purchase. This is equivalent to 5.208% of the aggregate value of securities. You pay the sales fee at the time you buy units.

  If you purchase units after the end of the initial offering period, the maximum sales fee for secondary market transactions is based on the number of years remaining to the dollar-weighted average maturity of the securities in the trust. For purposes of this computation, securities will be deemed to mature either on their stated maturity dates, or an earlier date if: (a) they have been called for redemption or funds have been placed in escrow to redeem them on an earlier call date; or (b) such securities are subject to a "mandatory tender." The effect of this method of sales fee computation will be that different sales fee rates will be applied in accordance with the following schedule:

                                  SECONDARY
       AVERAGE                   MARKET SALES
       MATURITY                    CHARGE
     ------------------------------------------

     Less than 1                   1.00%
     1 but less than 2             1.50
     2 but less than 3             2.00
     3 but less than 4             2.50
     4 but less than 5             3.00
     5 but less than 6             3.50
     6 but less than 7             4.00
     7 but less than 8             4.50
     8 or more                     5.00

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $99,999             4.95%
     $100,000 - $249,999           4.45
     $250,000 - $499,999           4.25
     $500,000 - $999,999           3.45
     $1,000,000 or more            2.95

  We apply these fees as a percent of the public offering price per unit at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 4.45% of your public offering price per unit.

  You may AGGREGATE unit orders submitted by the same person for units of any of the trusts we


8     Understanding Your Investment
sponsor on any single day from any one broker-dealer to qualify for a purchase level. You can also include these purchases as your own for purposes of this aggregation:

  * orders submitted by your spouse or minor children living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply during the initial offering period.

  Fee Accounts. We waive a portion of the sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. Investors may purchase units of the trust in these accounts at the public offering price less 2.75%.

  This discount applies during the initial offering period and in the secondary market. Certain fee account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in fee accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive a portion of the sales fee for purchases made by officers, directors and employees of the sponsor and its affiliates. We also waive a portion of the sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). These purchases may be made at the public offering price per unit less the applicable regular dealer concession. This discount applies during the initial offering period and in the secondary market.

  Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any of our other unit trusts. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust. The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only during the initial offering period.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the internet at WWW.AAMUNITTRUST.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is


                                             Understanding Your Investment     9
sometimes referred to as the "liquidation price". Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay organization costs if you redeem units during the initial offering period. The trustee must receive your completed redemption request prior to the close of regular trading on the New York Stock Exchange for you to receive the net asset value for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in complete form.

  EXCHANGE OPTION. You may be able to exchange your units for units of our other unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option upon sixty days notice.

                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays interest from its net investment income (pro-rated on an annual basis) along with any available


10     Understanding Your Investment
principal paid on the securities on each monthly distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The amount of your distributions will vary from time to time as interest and principal payments change or trust expenses change.

  Interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the trustee to the trust's "interest account". Other receipts are credited to the "principal account". After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, interest received will be distributed on each distribution date to unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the principal account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $0.01 per unit.

  Because interest payments are not received by the trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the interest account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The trustee is reimbursed for these advances from funds in the interest account on the next record date. Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

  ESTIMATED DISTRIBUTIONS. The estimated net annual interest income per unit, estimated initial distribution per unit and estimated normal monthly distribution per unit as of the close of business the day before the trust's inception date are shown under "Essential Information" in the "Investment Summary" section of this prospectus. We base these amounts on the estimated cash flows of the bonds per unit. The actual distributions that you receive will vary from these estimates with changes in expenses, interest rates and maturity, call, default or sale of bonds. You may request the estimated cash flows from the sponsor. The estimated cash flows are computed based on factors described under "Understanding Your Investment-How the Trust Works-Estimated Current and Long-Term Returns".

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee or your financial professional will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.


                                            Understanding Your Investment     11

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The securities in your trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

  CREDIT RISK is the risk that a security's issuer or insurer is unable to meet its obligation to pay principal or interest on the security.

  CALL RISK is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your units. If enough bonds in your trust are called, your trust could terminate early. Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. The call provisions are described in general terms in the "Portfolio".

  BOND QUALITY RISK is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

  NEW YORK STATE. Because the trust is concentrated in bonds of issuers located in New York, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

  The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax


12     Understanding Your Investment
burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

  The September 2001 terrorist attacks on the World Trade Center caused extensive property and infrastructure damage, as well as significant loss of life. The long-term effects on the economy of the City and the State are unknown.

  All outstanding general obligation bonds of the State are rated "AA" by Standard and Poor's, "A1" by Moody's and "AA-" by Fitch as of the date of the prospectus.

  CONCENTRATION RISK is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular type of bond because the portfolio concentrates in bonds of that type. A portfolio "concentrates" in a type of bond when bonds in a particular category make up 25% or more of the portfolio. A table on page 5 lists the type of bonds held by the trust with the percentage that each type represents in the portfolio. The following discusses various types of bonds. The information supplement contains additional information on these types of bonds.

  General Obligation Bonds. Certain of the bonds in the portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity's control.

  Revenue Bonds. Certain of the bonds in the portfolio may be "revenue bonds" that are payable only from the revenue of a specific project or authority. They not supported by the issuer's general power to levy taxes, if any. The risk of default in payment of interest or principal increases if the income of the related project or authority falters because that income is the only source of payment. The following types of bonds are "revenue bonds".

  Appropriations Bonds. Certain bonds in the trust may be bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such bonds.

  Airport, Port and Highway Bonds. Certain facility revenue bonds are payable from and


                                            Understanding Your Investment     13
secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

  Capital Improvement Facility Bonds. The portfolio of a trust may contain bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  Convention Facility Bonds. The portfolio of a trust may contain bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation bonds issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  Correctional Facility Bonds. The portfolio of a trust may contain bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation bonds issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  Education, University and College Bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be


14     Understanding Your Investment
no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

  Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

  Industrial Development Revenue Bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt bonds issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

  Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

  Moral Obligation Bonds. A trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of


                                            Understanding Your Investment     15
the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

  Power Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to bonds.

  Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent party until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

  Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor.
Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be


16     Understanding Your Investment
made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

  LITIGATION AND LEGISLATION RISK is the risk that future litigation or legislation could affect the value of your trust. Litigation could challenge an issuer's authority to issue or make payments on securities. From time to time Congress or state legislatures may consider proposals to tax the interest on state and local obligations. The Supreme Court has concluded the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This of legislation, if enacted into law, could adversely affect an investment in the units.

  "WHEN ISSUED" AND "DELAYED DELIVERY" BONDS. "When, as and if issued" bonds are bonds that trade before they are actually issued. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the trust's inception date although such issuer has committed to issue such bonds. This means that the sponsor can only deliver them to the trust "when, as and if" the bonds are actually issued. In addition, other bonds may have been purchased by the sponsor on a "delayed delivery" basis. These bonds are expected to be delivered to the trust after the trust's first settlement date (normally three business days after the trust's inception date).

  Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your trust until the bond is delivered to the trust. You may have to adjust your tax basis of any bonds delivered after the


                                            Understanding Your Investment     17
expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your units and the delivery of the bonds to your trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase units even though your trust has not yet received them.

  ORIGINAL ISSUE DISCOUNT BONDS. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

  Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

  MARKET DISCOUNT. The portfolio of the trust may consist of some bonds whose current market values were below the principal value on the trust's inception date or your unit purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable bond bearing interest at current market rates.

  PREMIUM BONDS. The portfolio of the trust may consist of some bonds whose current market values were above the principal value on the trust's inception date or your unit purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the trust's purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the bonds have a market value that represents a premium over par or for original issue discount securities a premium over the accreted value.

                                 BOND INSURANCE

  Bonds are not required to be covered by insurance to be included in the trust portfolio. Certain bonds may, however, be covered by insurance


18     Understanding Your Investment
guaranteeing payment of interest and principal, when due. The premium for any bond insurance is paid by the issuer or by a prior owner of the bonds and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the bond insurer remains in business. The bond insurers, if any, are listed in the bond names in the "Portfolio" and a table following the "Portfolio". Bond insurance, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. The insurance does not guarantee the market value of the bonds or the value of the trust units. Each bond insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that a bond insurer will be able to perform on its contract of insurance in the event a claim should be made.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Fixed Income Securities, L.P. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York (as trustee). We provide services to unit trusts through our Advisor's Asset Management division. To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust, estimated interest distributions per unit and estimated current and long-term returns will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to maintain a portfolio that replicates the principal amounts of the securities in the portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. Because the


                                            Understanding Your Investment     19
trust pays the brokerage fees associated with the creation of new units and with the sale of securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

  In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("failed bonds"), the sponsor is authorized to purchase other bonds ("replacement bonds"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

  *  be a tax exempt bond;

  * have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

  * be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

  * be rated at least in the category of BBB or Baa by a major rating organization.

  If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the estimated net annual interest income per unit would be reduced and the estimated current and long-term returns might be lowered.

  ESTIMATED CURRENT AND LONG-TERM RETURNS. The estimated current return and the estimated long-term return as of the business day before the trust's inception date are shown under "Essential Information" in the "Investment Summary" section of this prospectus. Estimated current return is calculated by dividing the estimated net annual interest income per unit by the public offering price. The estimated net annual interest income per unit will vary with changes in fees and expenses of your trust and with the default, redemption, maturity, exchange or sale of bonds. The public offering price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present estimated current return will be realized in the future. Estimated long-term return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated


20     Understanding Your Investment
with units. Since the value and estimated retirements of the bonds and the expenses of your trust will change, there is no assurance that the present estimated long-term return will be realized in the future. The estimated current return and estimated long-term return are expected to differ because the calculation of estimated long-term return reflects the estimated date and amount of principal returned while the estimated current return calculation includes only net annual interest income and public offering price.

  In order to acquire certain bonds, it may be necessary for the sponsor or trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the sponsor on the trust's inception date. This cash may exceed the interest which would accrue to the first settlement date. The trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate upon the maturity, payment, redemption, sale or other liquidation of all of the securities in the portfolio. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR.  The sponsor of the trust is Fixed Income Securities, L.P.
acting through its Advisor's Asset Management division. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our Advisor's Asset Management division at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of this prospectus. We are a registered broker-dealer and investment adviser and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board
(MSRB), and the Securities Investor Protection Corporation (SIPC). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.


                                            Understanding Your Investment     21

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  THE TRUSTEE. The Bank of New York is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through the Underwriters and other broker-dealers and selling agents. We pay part of the sales fee to these distribution firms when they sell units. Units will be distributed to the public by these firms at the public offering price per unit, plus accrued interest as described under "How to Buy Units". We are the only Underwriter for the trust.

  Underwriter Compensation. As sponsor and principal underwriter, we sell units to the Underwriters at the regular public offering price per unit less a concession per unit as set forth in the following table:

                                UNDERWRITER
      UNITS UNDERWRITTEN         CONCESSION
     ---------------------------------------
     Less than $100,000            3.00%
     $100,000 - $499,999           3.50
     $500,000 - $999,999           3.60
     $1,000,000 - $2,999,999       3.80
     $3,000,000 or more            4.00

  We apply these concessions as a percent of the regular public offering price per unit. We also apply the breakpoints in the table above on a unit basis using a breakpoint equivalent of $10 per unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole units be issued.

  In addition, with respect to all subsequent unit purchases by an Underwriter above the original underwriting commitment, an Underwriter will be allowed an initial offering period broker-dealer concession equal to the original underwriter concession applicable to the Underwriter as set forth in the table above rather than the broker-dealer concessions described below under "Broker-Dealer Compensation".

  In addition to the underwriter concession set forth in the table above, we will share with certain Underwriters 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to us and the evaluation price of the bonds as of the close of regular trading on the New York Stock Exchange on the inception date of the trust. We will pay this amount on a pro rata basis among Underwriters that underwrite at least $500,000 of units on the inception date of the trust.

  Broker-Dealer Compensation. During the initial offering period, we will sell units of the trust to non-Underwriter broker-dealers and selling agents at the public offering price per unit (net of any sales fee discount) less the gross concession or agency commission set forth in the following table:


22     Understanding Your Investment

                              CONCESSION OR
                                  AGENCY
      TRANSACTION AMOUNT        COMMISSION
     ---------------------------------------

     Less than $100,000            3.00%
     $100,000 - $249,999           3.30
     $250,000 - $499,999           3.20
     $500,000 - $999,999           2.50
     $1,000,000 or more            2.00

  We apply these concessions as a percent of the regular public offering price per unit. We also apply the breakpoints in the table above on a unit basis using a breakpoint equivalent of $10 per unit and will be applied on whichever basis is more favorable to the broker-dealer or selling agent. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole units be issued.

  For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust offered in this prospectus, the concession or agency commission is 3.00% of the public offering price per unit.

  No concession or agency commission is paid to broker-dealers or other selling firms in connection with unit sales in investment accounts that charge a "wrap fee" or periodic fees for investment advisory, financial planning or asset management services in lieu of commissions.

  Underwriters other than the sponsor will sell units of the trust to other broker-dealers and selling agents at the public offering price per unit less a concession or agency commission not in excess of the underwriter concession allowed to the Underwriter by the sponsor as described under "Underwriter Compensation" above.

  For secondary market transactions, the sponsor will sell units of the trust to broker-dealers and selling agents at the public offering price per unit less a concession or agency commission of 80% of the applicable secondary market sales fee. Dealers other than the sponsor may sell units in the secondary market to other broker-dealers and selling agents at the public offering price per unit less a concession or agency commission not in excess of the secondary market concession allowed to the dealer.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the concession or agency commission, except as stated above. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We generally register units for sale only in New York, Connecticut, Florida and New Jersey. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units.

                               FEDERAL TAX STATUS

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all


                                            Understanding Your Investment     23
taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

  ASSETS OF THE TRUST. The trust will hold various debt obligations (the "Bonds"). All of the assets held by the trust constitute the "trust assets." For purposes of this federal tax discussion, it is assumed that the Bonds constitute debt the interest on which is excluded from gross income for federal income tax purposes.

  In the opinion of Chapman and Cutler LLP, counsel to the trust, under existing law as of the date of this prospectus:

  TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the assets of your trust, and as such you will be considered to have received a pro rata share of income (e.g., accruals of market discount, and capital gains, if any) from the trust assets when such income would be considered to be received by you if you directly owned the trust assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).

  EXCLUSION FROM GROSS INCOME OF INTEREST. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities, based on certain representations and subject to compliance with certain covenants. Neither the sponsor, nor its counsel have made any special review for the fund of the proceedings relating to the issuance of the Bonds, the bases for the bond counsel opinions, or compliance with the covenants required for tax-exemption. The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, unitholders may have no right to participate in such procedure. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received both prior to and after the date on which interest is determined to be taxable.

  Your pro rata share of interest on the Bonds will be excluded from your gross income for federal income tax purposes to the same extent that such interest would be excluded from your gross income if you directly owned the Bonds. However, such interest may be taken into account in computing the alternative minimum tax and the branch profits tax imposed on certain foreign corporations. Ownership of the units may result in collateral federal income tax consequences to certain unitholders, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits


24     Understanding Your Investment
and unitholders who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations.

  If you are a "substantial user" of the facilities financed with the proceeds of certain Bonds, or a related person to a substantial user, you will not be able to exclude from your gross income interest with respect to these Bonds. "Substantial user" and "related person" are defined under federal income tax law.

  For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain bonds is included as an item of tax preference. EXCEPT AS OTHERWISE NOTED HEREIN, THE TRUST DOES NOT INCLUDE ANY SUCH BONDS.

  In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding S Corporations, Regulated Investment Companies, Real Estate Investment Trusts, REMICs or FASITs) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in the trust. In addition, a branch profits tax is based on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest, such as interest on the Bonds in the trust.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of trust assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related trust assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each trust asset by apportioning the cost of your units, generally including sales charges, among each trust asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

  Under the "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009. For periods not covered by the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally


                                            Understanding Your Investment     25
the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

  DISCOUNT, ACCRUED INTEREST AND PREMIUM ON BONDS. Some Bonds may have been issued with original issue discount. This generally means that the Bonds were originally issued at a price below their principal value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Thus, the accrual of original discount will be excluded from your gross income for federal income tax purposes to the same extent as interest on the Bonds, as discussed above. Your basis of each Bond which was issued with original issue discount must be increased as original issue discount accrues.

  Some Bonds may have been purchased by you or the trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Bond over the purchase price of the Bond. Market discount can arise based on the price the trust pays for a Bond or on the price you pay for your units. Market discount is taxed as ordinary income. You will recognize this income when your trust receives principal payments on the Bond, when the Bond is disposed of or redeemed, or when you sell or redeem your units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

  Alternatively, some Bonds may have been purchased by you or your trust at a premium. Generally, if the tax basis of your pro rata portion of any Bond, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You must amortize bond premium on a constant yield basis over the remaining term of the Bond in a manner that takes into account potential call dates and call prices. You cannot deduct amortized bond premium relating to a Bond. The amortized bond premium is treated as a reduction in the tax-exempt interest received. As bond premium is amortized, it reduces your basis in the bond. The tax basis reduction requirement may result in your realizing a taxable gain when your units are sold or redeemed for an amount equal to or less than your cost.

  If the price of your units includes accrued interest on a Bond, you must include the accrued interest in your tax basis in that Bond. When your trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Bond.

  This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Bonds that were issued with original issue discount.

  EXCHANGES. If you elect to reinvest amounts received from your trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.



26     Understanding Your Investment

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Your share of the trust's expenses are non-deductible to the extent the expenses are allocable to tax-exempt interest from the trust.

                               NEW YORK TAX STATUS

  In the opinion of Emmet, Marvin & Martin LLP, special counsel for the trust for New York tax matters, under existing law:

  Interest on obligations issued by New York State, a political subdivision thereof, Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands, or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("New York Obligations"), which would be exempt from New York State or New York City personal income tax if directly received by a unitholder, will retain its status as tax-exempt interest when received by the trust and distributed to such unitholder.

  Interest (less amortizable premium, if any) derived from the trust by a resident of New York State (or New York City) in respect of obligations issued by states other than New York (or their political subdivisions) will be subject to New York State (or New York City) personal income tax.

  A unitholder who is a resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the trust are sold, redeemed or paid at maturity or when the unitholder's units are sold or redeemed; such gain will equal the proceeds of sale, redemption or payment (adjusted, where applicable, to reflect any amounts representing accrued interest) less the tax basis of the New York Obligation or unit.

  Interest or gain from the trust derived by a unitholder who is not a resident of New York State (or New York City) and who does not use the units as property employed in a business, trade, profession or occupation carried on in New York State (or New York City) will not be subject to New York State (or New York
City) personal income tax.

  In the case of the trust, amounts paid under the insurance policies representing maturing interest on defaulted New York Obligations held by the trustee in the trust will be excludable from New York State and New York City income if, and to the same extent as, such interest would have been excludable if paid by the respective issuer, and if and to the same extent such payments are excludible from income under Section 103 of the Internal Revenue Code of 1986, as amended.

  If borrowed funds are used to purchase units in the trust, special rules apply and all (or part) of the interest on such indebtedness may not be deductible for New York State and New York City tax purposes. The purchase of units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of units in the trust.



                                            Understanding Your Investment     27

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603 (www.chapman.com), acts as counsel for the trust and has given an opinion that the units are validly issued. Emmet, Marvin & Martin, LLP acts as counsel for the trustee and as special counsel for New York tax matters.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


28     Understanding Your Investment

                   TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN

  The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under United States federal taxes using the published marginal federal and New York tax rates scheduled to be in effect in 2005 as of the date of this prospectus. The tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. Except as described herein, the tables do not reflect any state or local taxes, any alternative minimum taxes or any taxes other than federal personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $145,950. The tables do not reflect the effect of federal or state limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal federal tax rate to approximately 39.63% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 36.05% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
See "Understanding Your Investment-Taxes" for a more detailed discussion of federal tax issues.


FEDERAL AND NEW YORK STATE

           TAXABLE INCOME                                           TAX-EXEMPT ESTIMATED CURRENT RETURN
                                                     3.00%    3.50%    4.00%    4.50%    5.00%    5.50%    6.00%
------------------------------------                 -----------------------------------------------------------
SINGLE RETURN         JOINT RETURN        TAX RATE*        EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
----------------------------------------------------------------------------------------------------------------

     $0-7,300          $0-14,600            13.6%    3.47%    4.05%    4.63%    5.21%    5.79%    6.37%    6.94%
  7,300-29,700     14,600-59,400            20.8%    3.79%    4.42%    5.05%    5.68%    6.31%    6.94%    7.58%
 29,700-71,950     59,400-119,950           30.1%    4.29%    5.01%    5.72%    6.44%    7.15%    7.87%    8.58%
 71,950-150,150   119,950-182,800           33.2%    4.49%    5.24%    5.99%    6.74%    7.49%    8.23%    8.98%
150,150-326,450   182,800-326,450           37.9%    4.83%    5.64%    6.44%    7.25%    8.05%    8.86%    9.66%
 Over 326,450      Over 326,450             40.0%    5.00%    5.83%    6.67%    7.50%    8.33%    9.17%   10.00%

*The tax rate includes only federal and New York State income taxes. The table does not reflect the New York supplemental income tax based upon a taxpayer's New York taxable income and New York adjusted gross income.


FEDERAL, NEW YORK STATE AND NEW YORK CITY

           TAXABLE INCOME                                           TAX-EXEMPT ESTIMATED CURRENT RETURN
                                                     3.00%    3.50%    4.00%    4.50%    5.00%    5.50%    6.00%
------------------------------------                 -----------------------------------------------------------
SINGLE RETURN         JOINT RETURN        TAX RATE*        EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
----------------------------------------------------------------------------------------------------------------

     $0-7,300          $0-14,600            13.6%    3.47%    4.05%    4.63%    5.21%    5.79%    6.37%    6.94%

     $0-7,300          $0-14,600            16.2%    3.58%    4.18%    4.77%    5.37%    5.97%    6.56%    7.16%
  7,300-29,700     14,600-59,400            23.9%    3.94%    4.60%    5.26%    5.91%    6.57%    7.23%    7.88%
 29,700-71,950     59,400-119,950           32.9%    4.47%    5.22%    5.96%    6.71%    7.45%    8.20%    8.94%
 71,950-150,150   119,950-182,800           36.1%    4.69%    5.48%    6.26%    7.04%    7.82%    8.61%    9.39%
150,150-326,450   182,800-326,450           40.6%    5.05%    5.89%    6.73%    7.58%    8.42%    9.26%   10.10%
 Over 326,450      Over 326,450             42.9%    5.25%    6.13%    7.01%    7.88%    8.76%    9.63%   10.51%

*The tax rate includes federal, New York State and New York City income taxes. The table does not reflect the New York supplemental income tax based upon a taxpayer's New York taxable income and New York adjusted gross income.


                                            Understanding Your Investment     29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISOR'S DISCIPLINED TRUST 27

We have audited the accompanying statement of financial condition, including the trust portfolio on page 4, of Advisor's Disciplined Trust 27, as of January 20, 2005, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with The Bank of New York, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of January 20, 2005. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisor's Disciplined Trust 27 as of January 20, 2005, in conformity with accounting principles generally accepted in the United States of America.

                                   GRANT THORNTON LLP
Chicago, Illinois
January 20, 2005


ADVISOR'S DISCIPLINED TRUST 27

STATEMENT OF FINANCIAL CONDITION
AS OF JANUARY 20, 2005
-------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . $4,076,135
  Accrued interest to first settlement date (1)  . . . . . . . . . . . . . .     51,592
  Cash (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12,000
                                                                             ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $4,139,727
                                                                             ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Accrued interest payable to sponsor (1)  . . . . . . . . . . . . . . . . $   51,592
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . .     12,000
                                                                             ----------
                                                                                 63,592
                                                                             ----------

  Interest of investors:
    Cost to investors (4)  . . . . . . . . . . . . . . . . . . . . . . . . .  4,301,036
    Less: sales fee and organization costs (3)(4)  . . . . . . . . . . . . .    224,901
                                                                             ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . .  4,076,135
                                                                             ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $4,139,727
                                                                             ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    400,000
                                                                             ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . $  10.1903
                                                                             ==========

(1) Aggregate cost of the securities is based on the offer side evaluations as determined by the evaluator. The trustee will advance the amount of net interest accrued to the first settlement date to the trust for distribution to the sponsor as unitholder of record as of such date.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $4,500,000) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $0.03 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees for quantity purchases.


30     Understanding Your Investment

CONTENTS

INVESTMENT SUMMARY
-------------------------------------------------------------------

A concise description        2     Investment Objective
of essential information     2     Principal Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio
                             6     Types of Bonds
                             6     Location of Issuers
                             6     Insurance on the Bonds

UNDERSTANDING YOUR INVESTMENT
-------------------------------------------------------------------

Detailed information to      7     How to Buy Units
help you understand          9     How to Sell Your Units
your investment             10     Distributions
                            11     Investment Risks
                            18     Bond Insurance
                            19     How the Trust Works
                            23     Federal Tax Status
                            27     New York Tax Status
                            28     Expenses
                            28     Experts
                            28     Additional Information
                            29     Taxable Equivalent Estimated
                                   Current Return
                            30     Report of Independent Registered
                                   Public Accounting Firm
                            30     Statement of Financial Condition

WHERE TO LEARN MORE
-------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMUnitTrust.com
this and other investments,        BY E-MAIL
including the Information          info@AAMUnitTrust.com
Supplement                         CALL ADVISOR'S ASSET
                                   MANAGEMENT (FIS)
                                   (877) 858-1773
                                   CALL THE BANK OF NEW YORK
                                   (800) 221-7668

ADDITIONAL INFORMATION
-------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549-0102
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-942-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISOR'S DISCIPLINED TRUST 27
  Securities Act file number:  333-121984
  Investment Company Act file number:  811-21056



                               NEW YORK TAX-EXEMPT
                                 BOND PORTFOLIO,
                                    SERIES 1

                                   PROSPECTUS

                                JANUARY 20, 2005


















                                      [LOGO]

                                    ADVISOR'S
                                ASSET MANAGEMENT

                   A DIVISION OF FIXED INCOME SECURITIES, L.P.

                         ADVISOR'S DISCIPLINED TRUST 27
                  NEW YORK TAX-EXEMPT BOND PORTFOLIO, SERIES 1

                             INFORMATION SUPPLEMENT

      This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisor's Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the Advisor's Asset Management division of Fixed Income Securities, L.P. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.

                                    CONTENTS

            General Information                                2
            Investment Objective and Policies                  3
            Risk Factors                                       7
            Administration of the Trust                       23
            Purchase, Redemption and Pricing of Units         29
            Performance Information                           35
            Description of Securities Ratings                 36

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisor's Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Fixed Income Securities, L.P. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). The sponsor provides services to unit investment trusts through its Advisor's Asset Management division.

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated interest distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in principal amounts which will generally maintain the same original percentage relationship among the principal amounts of the securities in such trust established by the initial deposit of the securities. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount of each security, and the percentage relationship among the principal amount of each security in the related trust will generally remain the same. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide monthly distributions of interest income exempt from United States federal and, in some cases, state or local personal income tax and capital preservation by investing in a portfolio primarily consisting of investment grade interest-bearing municipal debt obligations. There is, of course, no guarantee that the trust will achieve its objective. As described in the prospectus, the trust portfolio consists of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is excludable from gross income for United States federal and, in some cases, state or local personal income tax purposes under existing law in the opinion of recognized bond counsel to the issuer of the bonds. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in the special circumstances discussed herein regarding the substitution of replacement securities for any failed securities. Thus, with the exception of the redemption or maturity of securities in accordance with their terms, the assets of a trust will remain unchanged under normal circumstances.

     The sponsor may direct the trustee to dispose of securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such securities in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such trust for distribution to the unitholders.

     The sponsor is required to instruct the trustee to reject any offer made by an issuer of securities to issue new securities, or to exchange securities, for trust securities, the trustee shall reject such offer. However, should any issuance, exchange or substitution be effected notwithstanding such rejection or without an initial offer, any securities or property received shall be deposited in the trust and shall be promptly sold by the trustee unless the sponsor advises the trustee to keep such securities or properties. The excess cash proceeds of any such sales will be distributed to unitholders.

     The trustee may sell securities, designated by the sponsor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Principal Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     Securities in certain of the trusts may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the first settlement date. Accordingly, the delivery of such securities may be delayed or may not occur. Interest on these securities begins accruing to the benefit of unitholders on their respective dates of delivery.
Unitholders of all trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" securities included in their respective trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such securities) from the date they commit for units.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) shall be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities, having no warrants or subscription privileges attached;
(ii) shall be payable in United States currency; (iii) shall not be "when, as and if issued" obligations or restricted securities; (iv) shall be issued after July 18, 1984 if interest thereon is United States source income; (v) shall be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means by of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the Replacement Securities; (vi) if the prospectus for the related trust provides that an objective of such trust is to provide income exempt from United States federal taxation, shall be securities issued by states or territories of the United States or political subdivisions thereof which shall have the benefit of an exemption from United States federal taxation of interest to an extent equal to or greater than that of the Securities they replace and, if the prospectus for the related trust provides that an objective of such trust is to provide income exempt from state taxation, shall have the benefit of an exemption from state taxation to an extent equal to or greater than that of the Securities they replace; and (vii) shall not cause the units of the related trust to cease to be rated "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. if the units are so rated. The purchase price of the Replacement Securities (exclusive of accrued interest) shall not exceed the principal attributable to the Failed Securities. In addition, no substitution of Replacement Securities will be made without an opinion of counsel that such substitution will not adversely affect the federal income tax status of the related trust, if such Replacement Securities when added to all previously purchased Replacement Securities in the related trust exceed 15% of the principal amount of Securities initially deposited in the related trust. Whenever a Replacement Security is acquired for a trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for unitholders of such trust.

     Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to unitholders of the trust to the date the sponsor removes the Failed Securities from the trust if the sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to unitholders which accrued after the date of settlement for a purchase of units will be paid by the sponsor. In the event a Replacement Security could not be acquired by a trust, the net annual interest income per unit for such trust would be reduced and the estimated current return and estimated long-term return might be lowered.

     Subsequent to the trust's inception, a security may cease to be rated or its rating may be reduced below any minimum required as of the trust's inception. Neither event requires the elimination of such investment from a trust, but may be considered in the sponsor's determination to direct the trustee to dispose of such investment.

     The sponsor may not alter the portfolio of a trust except upon the happening of certain extraordinary circumstances. Certain of the securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of securities and from securities which mature in accordance with their terms from a trust, unless utilized to pay for units tendered for redemption, will be distributed to unitholders of such trust and will not be used to purchase additional securities for such trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a trust and the net annual interest income of such trust and may reduce the estimated current return and the estimated long-term return. The call, redemption, sale or maturity of securities also may have tax consequences to a unitholder.

     Certain of the securities in certain of the trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities.

     Certain of the securities in the trust may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security which might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MUNICIPAL BONDS. The trusts include certain types of bonds described below. Accordingly, an investment in a trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each trust are described in the prospectus. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the bonds.

     Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a trust, both within a particular classification and between classifications, depending on numerous factors.

     Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

     Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

     Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

     Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

     Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

     Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     Certain of the bonds in certain of the trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a trust prior to the stated maturity of the bonds.

     Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

     Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in the prospectus. The delivery of any such bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a trust after their respective expected dates of delivery, unitholders who purchase their unit prior to the date such bonds are actually delivered to the trustee would be required to adjust their tax basis in their unit for a portion of the interest accruing on such bonds during the interval between their purchase of unit and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a trust and estimated annual expenses other than that of the trustee (which may be reduced in the first year only) do not vary from that set forth in the prospectus. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for unit.

     Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on unit of the trust involved. Each trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the trusts. At any time after the trust's inception date, litigation may be initiated on a variety of grounds with respect to bonds in a trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

     NEW YORK STATE.  Economic Condition and Outlook.  The events of
September 11, 2001 had a significant impact on the economies of New York State and the nation. An economic slowdown was already developing, and in early 2001 the Federal Reserve's Open Market Committee had begun a series of dramatic rate reductions in an effort to prevent the slowdown from turning into a serious recession. The annualized rate of growth in the Gross Domestic Product (GDP), a measure of the nation's output of goods and services, averaged 1.1% in the fourth quarter of 2000, but then declined by 0.6% in the first quarter of 2001 and by 1.6% in the second quarter. Business investments were declining and inventories were being reduced, and the pace of consumer spending had slowed somewhat.

     The attacks on the World Trade Center and the Pentagon generated significant shocks throughout the economy. The New York financial markets were closed for several days, and the travel and tourism industries were particularly hard hit by the shutdown of the air transportation network. The Federal Reserve moved aggressively to maintain the soundness of the financial system, ultimately reducing interest rates to a 40-year low. GDP declined at a 0.3% annualized rate in the third quarter of 2001. The National Bureau of Economic Research declared that a recession had officially begun in March 2001. Although job losses mounted and major parts of the national economy were negatively impacted, the record-low interest rates quickly had a beneficial effect on the economy. The housing market, after a short pause, was energized as buyers flooded the market and outstanding mortgages were refinanced. Under these conditions, home values continued to rise. Auto sales were brisk, aided by zero percent-financing incentives. GDP growth, which had resumed with a 2.7% annualized gain in the fourth quarter of 2001, surged at a 5.0% annualized rate in the first quarter of 2002, helped by stronger consumer spending and a slowing of business inventory reductions. Since then, GDP growth has been modest, with gains held down by concerns over corporate accounting scandals and uncertainties over the war with Iraq. Although the GDP is growing, the national economy is not yet generating jobs.

     As the site of one of the terrorist attacks, the impact on New York State's economy was greater than in other parts of the nation. New York had lagged behind the recovery from the early 1990s recession, and it was only in recent years that the State's economic performance had improved. The rate of job growth had slowly built through the late 1990s, reaching 2.7% in 1999, an increase which ranked 14th among the 50 states. As the economy began to slow in 2000, the State's rate of job growth slipped to 2.1%, and its ranking slid to 23rd. For the first three quarters of 2001 compared to the same period in 2000, New York's job growth was 0.5%, the same rate as the nation, and ranked 28th among the states. However, after the attacks, employment in New York declined by 1.4% in the fourth quarter of 2001, while national employment declined by 0.8%, and New York's ranking fell to 40th. However, the recession, the terrorist attacks and the ongoing financial market declines took a heavy toll on the State in 2002, pushing the State's relative employment performance down to 48th in the nation, as average annual employment levels declined by 1.8%. Although the rate of job loss has declined in the first five months of 2003, falling by 0.7%, New York's performance relative to other states has risen to a rank of 44th.

     Unemployment rates have also risen as the economy slowed. The recession and the World Trade Center attack had a greater impact upon the State's job market than the national job market. The number of jobs in New York State declined 3% over the past two years while the nation lost jobs at a 1.7% rate. The industries in the State that were hit the hardest were manufacturing, information, financial activities, and professional and business services.
After New York State's unemployment rate steadily declined, reaching its lowest level in early 2001, the rate rebounded as the long boom of 1990s came to an end. As of May 2003, the State's unemployment rate stood at 6.1%, tied with the national rate. New York City's rate has been consistently higher than the national and State rates since the late 1980s. The City's unemployment rate reached 8.1% in May 2003. Despite the recent increases in the national, State and local unemployment rates, levels are still lower than at their peaks during the prior recession in 1992.

     The slowdown in the economy also affected income growth. Total State personal income has increased 37.2% since 1995, compared to a 44.1% increase nationwide. New York State ranked 42nd out of the 50 states in growth in personal income during this period. The State's per person personal income in 2002 ($36,043) continues to be higher than that of the U.S. ($30,941). The State's per person personal income increased by 0.5% in 2001, while per person personal income in the nation grew by 1.7%. The State ranked fifth highest in per person personal income in 2002, behind Connecticut, New Jersey, Massachusetts and Maryland. After having ranked fourth highest from 1993 through 2001, New York slipped behind Maryland in the latest rankings.

     The sharp slowdown in growth in personal income in New York State resulted in part from the State's economic dependency on the financial industry.
Salaries are highest on Wall Street, which paid an average salary of $237,006 in 2001. In the rest of the financial sector, the average salary was $75,615, while non-financial industries paid an average of $39,726. The Wall Street sector represented only 2.5% of the total jobs in the State in 2001, but accounted for 12.8% of the total compensation paid. The gap between Wall Street's salaries and those of the non-financial industries has also been growing significantly. Wall Street has been particularly hard hit during the last few years, suffering the effects of the national economic slowdown, the impacts of corporate scandals and war worries. With the financial markets in decline, securities industry profits have fallen over the last two years, from a record high of $21 billion in 2000 to $7 billion in 2002. Bonuses paid to Wall Street workers fell by 35% in 2001 and another 41% in 2002.

     There has also been a change in the geographic distribution of economic activity in the State. During the economic expansion of the 1990s and into 2000, almost 72% of the job growth in New York State during the expansion was in New York City and the downstate suburbs. Per person personal income is much higher in the downstate counties than in the rest of the State, primarily reflecting the higher wages and salaries paid by jobs in the downstate region. In 2001, per person personal income averaged $38,643 in New York City, $41,559 on Long Island, and $52,540 in the Lower Hudson Valley. For the rest of the State, per person personal income ranged from $21,957 in the North Country to $30,465 in the Capital District. On a county basis, the highest per person personal income was in New York County (Manhattan) ($92,984) while the lowest was in Lewis County ($18,927). Likewise, New York City accounted for 70% of the State's population increase in the 1990s. When combined with the gains in the suburbs surrounding the City, the downstate region was responsible for more than 90% of the State's growth. This strong growth reflected the strength of the area's economy in those years. Population across much of the upstate region has declined in response to the area's poor economic performance during the last decade. While the City's economy had been slowing before the World Trade Center attack, in its aftermath business activity slowed in lower Manhattan and many of the City's major industries-finance, air transportation, business services, trade, and tourism-were adversely affected. Most of the recent job losses in the State have been concentrated in New York City, although there have also been significant declines in the major upstate metropolitan areas of Binghamton, Buffalo, Elmira and Rochester.

     In the short run, the State's economy will go through a difficult period as the recovery slowly takes hold and spreads. New York City will reassert itself as a major center of commerce, and will benefit from reconstruction spending. Although the current recession will be followed by a new expansion, the strength of that expansion in New York State will be dependent on many factors. As the major engine of recent economic growth, the downstate economy is particularly dependent on the health of the financial industry, investments in transportation infrastructure, the ability of the education system to produce a skilled workforce, the availability of affordable housing, the cost and availability of energy, and the continued attractiveness of the region for both domestic migrants and international immigrants. Upstate, many regions continue to transition from manufacturing to service-based economies, and to face their own issues in education, housing, energy, and population. Finally, the fiscal stresses currently faced by many localities will have an impact on how policies that address important issues are resolved.

     General Government Results. An operating deficit of $4.2 billion is reported in the General Fund for fiscal year 2002-03. As a result, the General Fund now has an accumulated deficit of $3.3 billion. The State completed its fiscal year ended March 31, 2003 with a combined Governmental Funds operating deficit of $4.304 billion as compared to a combined Governmental Funds operating deficit in the preceding fiscal year of $4.45 billion. The Governmental Funds 2002-03 operating deficit of $4.304 billion included operating deficits in the General Fund of $4.221 billion, the Federal Special Revenue Funds of $2.0 million and Other Governmental Funds of $81 million.

     The State's financial position as shown in its Governmental Funds Balance Sheet as of March 31, 2003 includes overall fund balances of $2.960 billion represented by liabilities of $21.038 billion and by assets available to liquidate such liabilities of $23.998 billion.

     Debt Administration. There are a number of methods by which the State may incur debt. The State has obtained long-term financing in the form of voter-approved General Obligation debt (voter approved debt) and other obligations for which voter approval is not needed and has not otherwise been sought (non-voter approved debt). Non-voter approved long-term financing at March 31, 2003 includes debt obligations the State pays pursuant to contractual obligations it entered into with the issuer. Such obligations include certain bonds issued through state public authorities, certificates of participation, and capital leases obtained through vendors. The State administers its long-term financing needs as a single portfolio of state-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by the State's Governmental Activities-thus it is not expected to be repaid from resources generated by business-type activities. The State finance law allows for the bonded portion of this single combined debt portfolio-which includes debt reported in both governmental and business-type activities combined-to include variable rate securities equal to 15% of total bonds outstanding and interest rate exchange agreements (Swaps) equal to 15% of total bonds outstanding. At March 31, 2003 the State had $5.7 billion in State-supported variable rate bonds outstanding of which $1.5 billion are convertible to fixed or variable rates and $2.2 billion were subject to Swap agreements resulting in effective fixed rates, subject to certain risks. At March 31, 2003 variable rate bonds, net of those subject to fixed rate Swaps, were equal to 8.9% of the State-supported bonded debt portfolio. Total Swap agreements of $2.2 billion equaled 5.7% of the total portfolio of bonded State-supported debt. At March 31, 2003 the State had $3.996 billion in general obligations\bonds outstanding at year end. At
March 31, 2003 the State had $39.3 billion in bonds, notes and other financing agreements outstanding compared with $37.0 billion last year, an increase of $2.3 billion.

     The State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. Currently, the State has $1.2 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. The State may issue short-term debt without voter approval in anticipation of the receipt of tax and revenues or proceeds from duly authorized but not issued general obligation bonds.

     The State Finance Law, through the Debt Reform Act of 2000 (the Act), also imposes phased-in caps on new debt issued and related debt service costs. The Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The Act applies to all State-supported debt but does not require that the capital works or projects be limited to State-owned projects. Debt issued prior to the Act and State-related debt including the Tobacco Revenue Bonds issued subsequent to the date of the financial statements to finance a portion of last year's budgetary deficit are not subject to the Act.

     During 2002 the State enacted legislation providing for the issuance of State Personal Income Tax Revenue Bonds (PIT) to be issued by several State Public Benefit Corporations. The legislation provides that 25% of personal income tax receipts, excluding refunds owed to taxpayers, be deposited to the Other Governmental Funds for the purpose of making debt service payments on these bonds with excess amounts returned to the General Fund. The first PIT bonds were issued in May 2002 and approximately $2.4 billion were issued through March 31, 2003.

     The construction of certain State office buildings, campus facilities, and other public facilities has been financed through bonds and notes issued by public benefit corporations or local governments pursuant to lease/purchase agreements with the State. These lease/purchase contracts are capital leases for which the State's rental payments over the duration of the agreements constitute long-term liabilities. The amount included in obligations under lease/purchase and other financing arrangements consists of total future principal payments and equals the outstanding balance of the related bonds and notes. Reporting relative to capitalized interest is also not included for leased capital assets.

     In prior years, the State refunded certain of its Obligations Under Lease/Purchase and Other Financing Arrangements. At March 31, 2003, approximately $3.2 billion of such obligations were outstanding. The assets and liabilities related to these obligations are not reported in the accompanying basic financial statements.

     Bond Ratings. The State's general obligation bonds are rated AA by Standard and Poor's, A1 by Moody's Investors Services and AA- by Fitch.

     Risk Management. The State does not insure its buildings or their contents against theft, fire or other risks and does not insure its automobiles against the possibility of bodily injury and property damage. However, the State does have fidelity insurance on State employees. Workers' compensation coverage is provided on a self-insurance basis.

     Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of State and Federal laws.

     Included in the State's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs primarily involving the State's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

     Subsequent to year end, the Court of Appeals directed the State of New York to put in place reforms to school financing and governance designed to redress the funding mechanism for school aid. Because the court did not specify the manner in which to implement these reforms, no provision for potential exposure is made in the accompanying basic financial statements.

     Actions commenced by several Indian nations which include the St. Regis Mohawk Indian Nation, the Oneida Indian Nation and the Cayuga Indian Nation claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of thousands of acres of land as well as compensatory and punitive damages.

     In addition, the State is party to other claims and litigation that its legal counsel has advised are not probable of adverse court decisions. Although the amounts of potential losses, if any, are not presently determinable, it is the State's opinion that its ultimate liability in these cases is not expected to have a material adverse effect on the State's financial position.

     With respect to pending and threatened litigation, the State has reported, in the governmental activities, liabilities of $958 million for awarded and anticipated unfavorable judgments.

     PUERTO RICO. Your trust may significantly invest in bonds issued by issuers located in Puerto Rico. Accordingly, an investment in such a trust should be made with an understanding of the general risks associated with the Commonwealth of Puerto Rico.

     Geographic Location and Demography. The Commonwealth of Puerto Rico ("Puerto Rico" or, the "Commonwealth") is the fourth largest of the Caribbean islands and is located approximately 1,600 miles Southeast of New York. It is approximately 100 miles long and 35 miles wide. According to the United States Census Bureau, the population of Puerto Rico was approximately 3,800,000 in 2000, compared to 3,522,000 in 1990. However, the Puerto Rico Planning Board (the "Planning Board") estimates that as of July 2005, the population will be approximately 3,889,000.

     Relationship with the United States. Puerto Rico came under the sovereignty of the United States with the signing of the Treaty of Paris on December 10, 1898, at the conclusion of the Spanish-American War. Puerto Ricans became citizens of the United States in 1917, by virtue of the Jones Act, approved by the Congress of the United States. In 1950, the Congress of the United States enacted Public Law 600 in order to provide for an increased Puerto Rican self-government. This law set forth the political, economic and fiscal relationship between Puerto Rico and the United States. It also provided for the drafting and adoption of a local constitution on July 25, 1952.

     The Constitution of Puerto Rico was drafted by a Constituent Commission, approved in a special referendum by the people of Puerto Rico, amended and ratified by the United States Congress, and subsequently approved by the President of the United States. The official designation of the Government or body politic has henceforth been "Estado Libre Asociado", which literally translates to "Free Associated State", and has been called "Commonwealth" by the United States Government.

     The United States and the Commonwealth of share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as any of the fifty states of the United States. However, it differs from the states in its relationship with the United States federal government. The people of Puerto Rico are citizens of the United States but do not vote in national elections (they can only vote in local (Puerto Rico) elections). The people of the Commonwealth are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives and limited voting power. Puerto Rico is a self-governing commonwealth in association with the United States. The chief of state of the Commonwealth is the President of the United States. The head of government is an elected Governor. There are two legislative chambers: the House of Representatives, 51 seats, and the Senate, 27 seats.

     While Puerto Rico has authority over its internal affairs, the United States controls interstate trade, foreign relations and commerce, customs administration, control of air, land and sea, immigration and emigration, nationality and citizenship, currency, maritime laws, military service, military bases, army, navy and air force, declaration of war, constitutionality of laws, jurisdictions and legal procedures, treaties, radio and television communications, agriculture, mining and minerals, highways, postal system; social security, and other areas generally controlled by the federal government in the United States. Puerto Rican institutions control internal affairs unless U.S. law is involved, as in matters of public health and pollution. The major differences between Puerto Rico and the 50 states are its local taxation system and exemption from Internal Revenue Code, its lack of voting representation in either house of the U.S. Congress, the ineligibility of Puerto Ricans to vote in presidential elections, and its lack of assignation of some revenues reserved for the states

     Economy. The Commonwealth has established policies and programs directed principally at developing the manufacturing and services sectors of the economy and expanding and modernizing the Commonwealth's infrastructure. Domestic and foreign investment have been stimulated by selective tax exemptions, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities. Economic progress has been aided by significant increases in the levels of education and occupational skills of the Commonwealth's population.

     The economy of Puerto Rico is closely linked to the United States economy. The following exogenous variables are affected by the United States economy: exports, direct investment, transfer payments, interest rates, inflation and tourist expenditures. During fiscal year 2002 (July 2001 through June 2002), approximately 89% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico's imports.

     Puerto Rico enjoyed almost two decades of economic expansion through fiscal year 2001. Almost every sector of the economy participated, and record levels of employment were achieved. Factors behind this expansion included government-sponsored economic development programs, periodic declines in the value of the United States dollar, increased in the level of federal transfers, a significant expansion in construction investment driven by infrastructure projects and private investment, primarily in housing, the relatively low cost of borrowing and low oil prices. In fiscal year 2002, however, preliminary Planning Board figures indicate that the economy of Puerto Rico registered a decline of .2% in real gross product.

     The dominant sectors of the Puerto Rico economy are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wage, high technology industries, such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments and certain high technology machinery and equipment. The service sector, including finance, insurance, real estate, wholesale and retail trade and tourism, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment.

     Puerto Rico is heavily dependent on oil imports for the production of electricity. As a result of the construction of two cogeneration plants, however, one of which is fueled by liquefied natural gas and the other by coal, Puerto Rico's dependence on oil imports for the production of electricity has been reduced from 99% to 72%.

     The Commonwealth's gross product in fiscal year 2002 was $45.2 billion. This represents an increase in gross product of 28.7% from fiscal year 1998. Since fiscal year 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal year 2002, aggregate personal income was $42.6 billion and personal income per capita was $11,069.

     According to the Department of Labor and Human Resources Household Employment Survey (the "Survey"), average employment increased from 1,137,000 in fiscal year 1998 to 1,169,600 in fiscal year 2002. Average unemployment rate decreased from 13.6% in fiscal year 1998 to 12% in fiscal year 2002.

     According to the Survey, during the first seven months in fiscal year 2003, total monthly seasonally adjusted employment averaged 1,201,600 compared to 1,159,100 in the same period of fiscal year 2002, an increase of 3.7%. Notwithstanding this increase in average monthly employment, due to a higher labor participation rate and a significant increase in the civilian population aged 16 years and over, the unemployment rate increased to 12% during the first seven months of fiscal year 2003 from 11.6% during the same period of fiscal year 2002. Total employment for January 2003 was 1,225,000, an increase of 22,000 compared to the same month in 2002.

     The Planning Board's real gross domestic product forecast for fiscal year 2003, made in February 2003, projects an increase of 1.7%.

     Incentives under the United States Tax Code. United States corporations operating in Puerto Rico have been subject to special tax provisions since the Revenue Act of 1921. Prior to the enactment of the Tax Reform Act of 1976, under
Section 931 of the Internal Revenue Code, as amended (the "Code"), United States corporations operating in Puerto Rico (and meeting certain source of income tests) were taxed only on income arising from sources within the United States.

     The Tax Reform Act of 1976 created Section 936 of the Code, which revised the tax treatment of United States corporations operating in Puerto Rico by taxing such corporations on their worldwide income in a manner similar to that applicable to any other United States corporation but providing such corporations a full credit for the federal tax on their business and qualified investment income in Puerto Rico. The credit provided an effective 100% federal tax exemption for operating and qualifying investment income from Puerto Rico sources.

     As a result of amendments to Section 936 made in 1996 (the "1996 Amendments"), the tax credit is being phased out over a ten-year period for companies that were operating in Puerto Rico in 1995 and is no longer available for corporations that establish operations in Puerto Rico after October 13, 1995. The 1996 Amendments also eliminated the credit previously available for income derived from certain qualified investments in Puerto Rico.

     The 1996 Amendments added Section 30A to the Code. Section 30A permits a "qualifying domestic corporation" ("QDC") that meets certain gross income tests to claim a credit (the "Section 30A Credit") against federal income tax imposed on taxable income derived from sources outside the United States from the active conduct of a trade or business in Puerto Rico or from the sale of substantially all the assets used in such business ("Possession Income"). The Section 30A Credit will not be available for taxable years commencing after 2005.

     The Section 30A Credit is limited to the sum of (i) 60% of qualified possession wages as defined in the Code, which includes wages up to 85% of the maximum earnings subject to the OASDI portion of Social Security taxes plus an allowance for fringe benefits of 15% of qualified possession wages, (ii) a specified percentage of depreciation deductions ranging between 15% and 65%, based on the class life of tangible property and (iii) a portion of Puerto Rico income taxes paid by the QDC, up to a 9% effective rate (but only if the QDC does not elect the profit-split method for allocating income from intangible property).

     In the case of taxable years beginning after December 31, 2001, the amount of Possession Income that qualifies for the Section 30A Credit is subject to a cap based on the QDC's Possession Income for an average adjusted base period ending before October 14, 1995.

     Under Section 936 of the Code, as amended by the 1996 Amendments, United States corporations that meet certain requirements and elect its application ("Section 936 Corporations") are entitled to credit against their United States corporate income tax the portion of such tax attributable to income derived from the active conduct of a trade or business within Puerto Rico and from the sale or exchange of substantially all assets used in the active conduct of such trade or business.

     Under Section 936, a Section 936 Corporation may elect to compute its active business income, eligible for the Section 936 credit, under one of three formulas: (i) a cost-sharing formula, whereby it is allowed to claim all profits attributable to manufacturing intangibles and other functions carried out in Puerto Rico provided it makes a cost sharing payment in the amount required under Section 936; (ii) a profit-split formula, whereby it is allowed to claim 50% of the combined net income of its affiliated group from the sale of products manufactured in Puerto Rico; or (iii) a cost-plus formula, whereby it is allowed to claim a reasonable profit on the manufacturing costs incurred in Puerto Rico.

     The Section 936 credit is now only available to companies that were operating in Puerto Rico on October 13, 1995, and had elected the percentage of income credit provided by Section 936. Such percentage of income credit is equal to 40% of the federal income tax otherwise imposable on the Puerto Rico active business income or derived from the sale or exchange of substantially all assets used in such business.

     In the case of taxable years beginning on or after 1998, the Possession Income subject to the Section 936 credit is subject to a cap based on the
Section 936 Corporation's Possession Income for an average adjusted base period ending on October 14, 1995. The Section 936 credit is eliminated for taxable years commencing after 2005.

     One of the elements of the Commonwealth's new economic development plan involves amending the Code to provide a new tax regime applicable to United States-based businesses that have operations in Puerto Rico or other United States possessions. A proposal to amend the Code in this regard put forth by the Governor of Puerto Rico has broad bi-partisan support in both the United States Senate and the House of Representatives.

     The proposal would amend the Code as follows: (i) Sections 30A and 936 would be allowed to expire according to their terms; (ii) Section 956 would be amended to exclude from current U.S. tax 90% of the otherwise taxable investments in certain U.S. property made by a "Qualified CFC" out of its "Qualified Income"; (iii) as an alternative to the Section 956 exclusion,
Section 245 would be amended to allow an 85% dividends received deduction with respect to dividends paid out of Qualified Income by the Qualified CFC; and (iv) the investment in United States properties by the QFC out of its Qualified Income will not be subject to the imputation of interest nor to the treatment as a constructive dividend.

     A "Qualified CFC" would be defined under the Code as a controlled foreign corporation which is created or organized under the laws of the Commonwealth or a possession of the United States. "Qualified Income" would be limited to that portion of the Qualified CFC's foreign source income that is derived from the active conduct by the Qualified CFC of a trade or business in Puerto Rico (or a possession of the United States) or from the sale or exchange of substantially all the assets used by the Qualified CFC in the active conduct of such a trade or business. The proposed Section 956 exclusion would be applicable only to income that is eligible for deferral under general United States tax principles.

     The legislative process for consideration of this proposal is in the early stages and, thus, it is not possible at this time to determine whether the proposal will be enacted into law or what amendments, if any may be made to it.

     Debt and, Revenues and Expenditures. The Constitution of Puerto Rico limits the amount of general obligation (full faith and credit) debt that can be issued or guaranteed by the Commonwealth. The Commonwealth's policy has been and continues to be to maintain the amount of such debt prudently below the constitutional limitation. Direct debt of the Commonwealth is supported by Commonwealth taxes. Debt of municipalities of the Commonwealth, other than bond anticipation notes, is supported by real and personal property taxes and municipal license taxes. As of December 31, 2002, total public sector debt of the Commonwealth (in thousands) was equal to $30,461,988.

     General Fund total revenues for fiscal year 2002 were $7,502 million, representing an increase of $540 million, or 7.8%, from fiscal year 2001 revenues. Expenditures for fiscal year 2002 were $7,597.1, which was $131.4 million, or 1.8%, higher than the $7,465.7 million budgeted. The principal reasons for this difference were: (i) health reform costs of approximately $125 million; (ii) payroll and other costs of education of approximately $64.9 million; and (iii) public safety costs of approximately $66.5 million.

     Bond Ratings. All outstanding general obligation bonds of the Commonwealth are rated A- (with a negative outlook) by Standard & Poor's Ratings Services and Baa1 by Moody's Investor's Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local Puerto Rican issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Puerto Rico, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

     The information provided above is only a brief summary of the complex factors affecting the financial situation in Puerto Rico and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made as to the accuracy or completeness of any of the preceeding information. It is based in part on information obtained from Commonwealth and local agencies in Puerto Rico or contained in Official Statements for various Puerto Rico obligations.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Interest received by a trust, including any portion of the proceeds from a disposition of securities which represents accrued interest, is credited by the trustee to the Interest Account for the trust. All other receipts are credited by the trustee to a separate Principal Account for the trust. The trustee normally has no cash for distribution to unitholders until it receives interest payments on the securities in the trust. On the dates set forth under "Essential Information" in the prospectus, the trustee will commence distributions, in part from funds advanced by the trustee.

       Thereafter, assuming the trust retains its original size and composition, after deduction of the fees and expenses and reimbursements (without interest) to the trustee for any amounts advanced to a trust, the trustee will normally distribute any income and principal received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding Record Date. Unitholders will receive an amount substantially equal to their pro rata share of the balance of the Interest Account. However, interest earned at any point in time will generally be greater than the amount actually received by the trustee. Therefore, there will generally remain an item of accrued interest that is added to the daily value of the units. If unitholders sell or redeem all or a portion of their units, they will be paid their proportionate share of the accrued interest to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

     Unitholders of record on the first record date will receive an interest distribution on the first distribution date. Because the period of time between the first distribution date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

     Persons who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date following their purchase of units. Since interest on securities in the trust is payable at varying intervals and distributions are made to unitholders at different intervals from receipt of interest, the interest accruing to a trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each distribution date the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the trustee is authorized by the trust agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account.

     The trustee will distribute on each distribution date or shortly thereafter, to each unitholder of record on the preceding record date, an amount substantially equal to such holder's pro rata share of the available cash balance, if any, in the Principal Account computed as of the close of business on the preceding record date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per unit.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

(A)  As to the Interest Account:

     (1) Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Principal Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year;

     (4) The amount actually distributed during such calendar year from the Interest and Principal Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the maturity, liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of
units representing 66 2/3% of the units thereof then outstanding.    A trust
will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales charge paid by such purchaser.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

     THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 2 Hanson Place, Brooklyn, New York 11217,
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the

United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Fixed Income Securities, L.P. acting through its Advisor's Asset Management division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the Advisor's Asset Management division at 8100 East 22nd Street North, Suite 900B, Wichita, Kansas 67226-2309 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board
(MSRB), and the Securities Investor Protection Corporation (SIPC).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Fixed Income Securities, L.P., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the largest number of units in a trust during the calendar year except during the initial offering period when it is based on the largest number of units outstanding during the month preceding payment. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Principal and Interest Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor for providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost for providing such services.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost for providing such services.

     The trustee's fee, sponsor's fee, supervisor's fee and evaluator's fee are deducted from the Interest Account of the related trust to the extent funds are available and then from the Principal Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the net asset value per unit (generally based on the offering side evaluations of the securities) plus the applicable sales fee referred to in the prospectus plus cash deposited to pay organization costs plus accrued interest, if any. The public offering price for secondary market transactions, on the other hand, is based on the net asset value per unit (generally based on the bid side evaluations of the securities) plus a sales fee plus cash deposited to pay organization costs plus accrued interest, if any.
The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. During the initial offering period, a portion of the public offering price includes an amount of cash to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities and the amount of accrued interest on the units. Net asset value per unit is determined by dividing the value of a trust's portfolio securities (including any accrued interest), cash and other assets, less all liabilities (including accrued expenses), by the total number of units outstanding. The portfolio securities are valued at their current market value or their fair value as determined in good faith by the Evaluator. The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or
(d) by any combination of the above.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     The interest on the securities deposited in a trust, less the related estimated fees and expenses, will accrue daily. The amount of net interest income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request therefor.

     ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on securities generally is paid monthly or semi-annually although a trust accrues such interest daily. Because of this, a trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to sales settling subsequent to the first settlement date, the public offering price of units of a trust will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a trust the amount, if any, of accrued interest paid on their units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the public offering price in the sale of units to the public, the trustee will advance the amount of accrued interest as of the first settlement date and the same will be distributed to the sponsor as the unitholder of record as of the first settlement date. Consequently, the amount of accrued interest to be added to the public offering price of units will include only accrued interest from the first settlement date to the date of settlement, less any distributions from the Interest Account subsequent to the first settlement date.

     Because of the varying interest payment dates of securities, accrued interest at any point in time will be greater than the amount of interest actually received by the applicable trusts and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the units. If a unitholder sells or redeems all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Since the trustee has the use of the funds held in the Interest Account for distributions to unitholders and since such account is non-interest-bearing to unitholders, the trustee benefits thereby.

     COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the net asset value of units during the initial offering period will generally be determined on the basis of the current offering prices of the securities in a trust, after the initial offering period the net asset value of units will generally be determined on the basis of the current bid prices of the securities. As of the close of business on the business day before the trust's inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales charge. The bid prices for on securities similar to those in the trust are lower than the offering prices thereof. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales charge), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time. In addition to such discounts, the sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a trust and other unit investment trusts created by the sponsor. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales charges equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a fixed portion of such sales charges to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust, which is based on the offering side evaluation of the securities. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value, determined by the evaluator based on the aggregate bid prices of the underlying securities in the trust, together with any accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which units will be repurchased will be based upon the aggregate offering side evaluation of the securities in the trust. The aggregate bid prices of the underlying securities in each trust are expected to be less than the related aggregate offering prices (which is generally the evaluation method used during the initial public offering period). Accordingly, unitholders who wish to dispose of their units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.

     The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. The sponsor may suspend or discontinue purchases of units of any trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for a trust.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units (the net asset value) of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities; (2) the aggregate value of each issue of the securities (including "when issued" contracts, if any) held in the trust as determined by the evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the securities in the trust as of the date of computation;

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses of the trust, including but not limited to fees and expenses of the trustee (including legal and auditing fees and any insurance costs), the evaluator, the sponsor and bond counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price is not reduced by the organization costs of the trust during the initial offering period; and

C. finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

     Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

PERFORMANCE INFORMATION

     INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the close of business on the business day before the trust's inception date, the estimated long-term return and the estimated current return, if applicable, for each trust were as set forth in the "Essential Information" for each trust in the prospectus. Estimated current return is calculated by dividing the estimated net annual interest income per unit by the public offering price. The estimated net annual interest income per unit will vary with changes in fees and expenses of the trustee, the sponsor and the evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the securities while the public offering price will vary with changes in the offering price of the underlying securities and accrued interest; therefore, there is no assurance that the present estimated current return will be realized in the future. Estimated long-term return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the securities in a trust and (2) takes into account the expenses and sales charge associated with each trust unit. Since the market values and estimated retirements of the securities and the expenses of a trust will change, there is no assurance that the present estimated long-term return will be realized in the future. Estimated current return and estimated long-term return are expected to differ because the calculation of estimated long-term return reflects the estimated date and amount of principal returned while estimated current return calculations include only net annual interest income and public offering price.

     GENERAL. Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

DESCRIPTION OF SECURITIES RATINGS

     STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt bond. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

     The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

     The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

     The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the bond in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA--This is the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

     Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgement with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's rating symbols and their meanings follows:

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 15 (File No. 333-118625) as filed on September 17, 2004.

1.2 Certificate of Limited Partnership of Fixed Income Securities, L.P. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

1.3 Agreement of Limited Partnership of Fixed Income Securities, L.P. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

1.4 Articles of Incorporation of Sterling Resources, Inc., general partner of Fixed Income Securities, L.P. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1.1 filed herewith and incorporated herein by reference).

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

3.1    Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to federal income tax status of securities being registered.

3.3 Opinion of counsel as to the New York tax status of securities being registered.

3.4    Opinion of counsel as to the Trustee and the Trust.

4.1    Consent of evaluator.

4.2    Consent of independent registered public accounting firm.

6.1    List of Officers of Fixed Income Securities, L.P.  Reference is made to
       Exhibit 6.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10
       (File No. 333-115977) as filed on May 28, 2004.

                                   SIGNATURES

     The Registrant, Advisor's Disciplined Trust 27, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; and Advisor's Disciplined Trust 23 for purposes of the representations required by rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisor's Disciplined Trust 27 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on the 20th day of January, 2005.
                                ADVISOR'S DISCIPLINED TRUST 27

                                By FIXED INCOME SECURITIES, L.P., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                         Managing Director

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 20, 2005 by the following persons in the capacities indicated.

  SIGNATURE              TITLE

Scott Colyer        Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Jack Simkin         Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Jim Dillahunty      Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Joe Cotton          Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Dennis Marlin       Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Randy Pegg          Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )

Lisa Colyer         Director of Sterling           )
                    Resources, Inc., the General   )
                    Partner of Fixed Income        )
                    Securities, L.P.               )



                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*










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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.